[ROPES & GRAY LOGO]

ROPES & GRAY LLP
45 ROCKEFELLER PLAZA   NEW YORK, NY 10111-0087   212-841-5700     F 212-841-5725
BOSTON    NEW YORK    SAN FRANCISCO     WASHINGTON, DC

April 22, 2004                                       Joel A. Wattenbarger
                                                     (212) 841-0678
                                                     jwattenbarger@ropesgray.com

VIA EDGAR (WITHOUT ENCLOSURE) AND FACSIMILE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Vincent J. DiStefano

Re: Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (File Nos. 333-113551 and 811-21477)

Dear Mr. DiStefano:

On behalf of Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (the "Fund"), I am writing to respond to the staff's comments conveyed by your letter dated April 16, 2004 (the "Letter"), regarding the Fund's registration statement on Form N-2 filed in connection with a proposed offering of preferred shares of beneficial interest by the Fund. Such comments, together with our responses thereto, are set forth below. The applicable pages from the Prospectus and Statement of Additional Information ("SAI"), as annotated to correspond to the numbered comments below, are attached. It is expected that a pre-effective amendment to the registration statement will be filed April 30, 2004, and that the Prospectus and SAI will substantially conform to the enclosed pages. Accordingly, if possible, please contact me anytime before April 27, 2004 with any comments on these responses.

PROSPECTUS

GENERAL

1. COMMENT. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

     RESPONSE: The Fund intends to include all required information and exhibits to the registration statement in one or more pre-effective amendments.

     Please note that the disclosure in the Fund's first pre-effective amendment will differ from the disclosure in the Fund's initial filing in order to reflect 28-day rate periods (rather than 7-day rate periods) for two of the five series of preferred shares. The other three series of preferred shares will continue to have 7-day rate periods.

2. COMMENT. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

     RESPONSE: To the extent the Fund relies on Rule 430A under the Securities Act of 1933 to omit certain information from the form of prospectus included with the registration statement that is declared effective, we confirm that the Fund will identify the omitted information to the staff supplementally before filing the Fund's final pre-effective amendment.

3. COMMENT. Please do not use capital letters only for large blocks of text, such as the paragraph preceded by the prospectus table of contents and the first paragraph of the prospectus summary; use lower case letters where normally appropriate. SEE Rule 421 under the Securities Act.

     RESPONSE: The referenced paragraphs are not presented in capital letters only. We will not use capital letters only for any large blocks of text in the prospectus.

COVER

4. COMMENT. Please confirm that the $250 per share sales load set forth in the pricing table will be paid by preferred shareholders and that it will not be charged to common shareholders.

     RESPONSE: The sales load is deducted from the proceeds ultimately received by the Fund (i.e., underwriters sell the preferred shares for $25,000 per share, but the Fund receives $24,750). Therefore, the sales load is ultimately borne by common shareholders. This sales load was disclosed in the common shares prospectus under "Summary of Fund Expenses" in the fee table (where it was identified as "Sales load of the preferred offering (estimated as a percentage of offering price)") and in footnote (2) to the fee table. In addition, under "Preferred Shares and Other Leverage," the common share prospectus stated:

     "In addition, fees and expenses paid by the Fund are borne entirely by the Common Shareholders (and not by the holders of preferred shares, if any). These include costs associated with any offering of preferred shares by the Fund (which costs are estimated to be approximately 1.30% of the total dollar amount of a preferred share offering), which will be borne immediately by the Common Shareholders (as will the costs associated with any borrowings or other forms of leverage utilized by the Fund) and result in a reduction of the net asset value of the common shares."

     Related disclosure appears in the section "Prospectus Summary--Preferred Shares and Other Leverage" in the common shares prospectus.

PROSPECTUS SUMMARY

SPECIAL RISK CONSIDERATIONS

5. COMMENT. Please disclose the relationships, if any, between the risk the Fund will not earn sufficient income from its investments to pay dividends on the preferred shares and the risk of rising interest rates. Please provide examples of the "certain circumstances" referenced in the disclosure pertaining to the Fund's failure to earn sufficient income.

     RESPONSE: The relationship between the risk the Fund will not earn sufficient income from its investments to pay dividends on the preferred shares and the risk of rising interest rates is described in the prospectus under "Risks--Risks of Investing in the Preferred Shares--Interest Rate Risk." The "certain circumstances" referenced in the disclosure pertaining to the Fund's failure to earn sufficient income refer to the various circumstances described under "Prospectus Summary--Special Risk Considerations," "Risks--Risks of Investing in the Preferred Shares--Interest Rate Risk," and "Risks--General Risks of Investing in the Fund," which, if they occur, could result in a failure of the Fund to earn sufficient income from its investments to pay dividends on the preferred shares.

     We will include cross-references in the Prospectus Summary to direct investors toward the most thorough discussion of such risks and circumstances in the prospectus.

DIVIDENDS ON PREFERRED SHARES

6. COMMENT. Please explain to us supplementally why the Fund may designate special rate periods in certain circumstances and how, under these circumstances, the special rate period will benefit holders of the Fund's preferred shares. Also, if the Fund is likely to designate a special rate period, make this disclosure more prominent.

     RESPONSE: The Fund may designate a special rate period when it wishes to lock in a dividend rate that the Fund's advisers consider to be advantageous over a period of more than seven days. This may occur when, for example, the advisers expect interest rates to rise significantly over such period. Because the Fund will generally designate a special rate period only if the dividends to be paid on the preferred shares by the Fund are expected to be lower over the period than they would otherwise be, the common shareholders would be expected to benefit (although this depends on the actual interest rates over the special rate period). The designation of a special rate period is not intended to benefit holders of the preferred shares. We have put disclosure concerning the likelihood that the Fund will designate a special rate period in bold text in order to make such disclosure more prominent for investors.

ASSET MAINTENANCE

7. COMMENT. Please advise us supplementally whether Article Twelve of the Fund's Amended and Restated Bylaws was revised before or after the Fund's offering of common shares.

     RESPONSE: Article Twelve was not revised before the Fund's offering of common shares. Article Twelve will be revised prior to the closing of the Fund's offering of preferred shares.

CUSTODIAN, AUCTION AGENT, TRANSFER AGENT, REGISTRAR, ETC.

8. COMMENT. Please disclose the fees paid to the entities identified in this section; also disclose who will pay the fees, e.g., the Fund's common shareholders.

     RESPONSE: The fees paid to the Fund's custodian, auction agent, transfer agent, registrar, dividend paying agent and redemption agent are paid by the Fund and are therefore borne by the Fund's common shareholders and not by the preferred shareholders. These fees form a part of the "Other expenses" disclosed in the fee table of the common shares prospectus under "Summary of Fund Expenses." Because the fees will not have an impact on preferred shareholders and Form N-2 does not require such disclosure, the Fund does not intend to add disclosure regarding the fees and how they are paid.

FINANCIAL HIGHLIGHTS

9. COMMENT. Please advise us supplementally whether the Fund is currently fully invested.

     RESPONSE: The Fund is currently fully invested.

INVESTMENT ADVISORY AGREEMENT AND INVESTMENT MANAGEMENT AGREEMENT

10. COMMENT. Please advise us supplementally whether the Investment Advisor or Manager make any payments to underwriters or broker-dealers for shareholder services.

     RESPONSE: No payments are made by the Investment Advisor or Manager to underwriters or broker-dealers for shareholder services. However, the Investment Advisor has agreed to pay from its own assets additional compensation to Merrill Lynch, which will serve as an underwriter of the preferred share offering, for certain other services, as disclosed in the common shares prospectus. This additional compensation will be payable quarterly at the annual rate of .15% of the Fund's average weekly assets during the continuance of the Investment Advisory Agreement or other advisory agreement between the Investment Advisor and the Fund. Merrill Lynch has agreed to provide, as requested by the Investment Advisor, certain after-market support services to the Investment Advisor designed to maintain the visibility of the Fund on an ongoing basis and relevant information, studies or reports regarding the Fund and the closed-end investment company industry. The total amount of these additional payments will not exceed 4.36667% of the total price to the public of the common shares sold in the Fund's offering of common shares.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT OBJECTIVES AND POLICIES

11. COMMENT. Please disclose the Fund's total asset percentage limitation for illiquid securities.

     RESPONSE: The requested change has been made.

INVESTMENT RESTRICTIONS

12. COMMENT. Please delete from the narrative discussion of the Fund's concentration policy the words "including the period during which the net proceeds of the offering are being invested."

     RESPONSE: The requested change has been made.

TRUSTEES AND OFFICERS

13. COMMENT. Please separate information for all interested directors from the information for independent directors in all tables in this section.

     RESPONSE: Each table in this section already separately identifies the "Independent Trustees" and the "Interested Trustees."

14. COMMENT. Include in a footnote to column five of the Compensation Table the number of investment companies in the mutual fund complex of the registrant.

     RESPONSE: The requested change has been made.

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

15. COMMENT. This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure. SEE Instruction to Item 18.13 of Form N-2.

     RESPONSE: The disclosure is substantially identical to the disclosure contained in the Statement of Additional Information relating to the offering of common shares (which went effective on February 24, 2004). The investment advisory contract has not been considered by the board since the offering of common shares of the Fund. Therefore, no changes will be made to this disclosure.

16. COMMENT. Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

     RESPONSE: The NASD has not reviewed the terms of the underwriting agreement. Subsection (B) of NASD Rule 2710(b)(7) exempts offerings of "non-convertible debt securities and non-convertible preferred securities rated by a nationally recognized statistical rating organization in one of its four highest generic rating categories" from NASD review. By the terms of the underwriting agreement, the preferred shares offered in the this offering will be, at the time of the closing date, assigned a rating of "Aaa" by Moody's Investors Service, Inc. and "AAA" by Fitch Ratings. As specified in the prospectus, it is a condition of closing this offering that the preferred shares be offered with such ratings. Accordingly, no NASD review of this offering is required.

                                      * * *

     Please contact me at (212) 841-0678 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.


Sincerely,


Joel A. Wattenbarger


Enclosure